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                                October 14, 2005


BY FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Attn: Barbara C. Jacobs
100 F. Street, N.E.
Washington, DC  20549

      Re:   Futuremedia Public Limited Company
            Registration Statement on Form F-3 (SEC File Number 333-128173)

Ladies and Gentlemen:

      With respect to the above-referenced registration statement (the "Registration Statement"), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Act"), Futuremedia Public Limited Company (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the Registration Statement to 5:00 p.m. on Monday, October 17, 2005, or as soon as possible thereafter.

      The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

      Please   contact   our   corporate   counsel,   Mark  A.  Dorff  at  (011)
44-20-7851-6005,  or me at  (011)  44-12-7382-9700  if you  have  any  questions concerning the above.

                                    Very truly yours,


                                    FUTUREMEDIA PUBLIC LIMITED COMPANY


                                    By: /s/ Leonard M. Fertig
                                        ------------------------------
                                        Leonard M. Fertig
                                        Chief Executive Officer




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